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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 30)1



                              Synergy Brands Inc.
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                                (Name of Issuer)

                         Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                   87159E402
                              --------------------
                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
        (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 19, 2007
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 7 pages

________________
        1 The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 87159E402                     13D                         Page 2 of 7
          ---------

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    1    NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                 ###-##-####
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]
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    3    SEC USE ONLY

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    4    _______________
         SOURCE OF FUNDS*

         PF-OO
--------------------------------------------------------------------------------

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR  2(e)
                                                                             [ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                 7   SOLE VOTING POWER

                     1,991,248
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          460,224
     EACH        ---------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH             1,991,248
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      460,224
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    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,451,472
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    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.4%
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    14   TYPE OF REPORTING PERSON*

         IN-IA-OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 7

     Introduction

     This constitutes Amendment No. 30 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 223 Underhill Blvd., Syosset, New York 11791. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

          Item 3 is hereby amended and restated in its entirety as follows:

     Item 3.  Source and Amount of Funds or Other Consideration

     "Mr. Miller is the advisor to Trust A-2, A-3, A-4 and Trust C (the "Trusts"). Trusts A-2, A-3 and A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares in Trust A-2 was $25,000.00. The purchase price for the Shares in Trust A-3 was $25,000.00. The purchase price for the Shares in Trust A-4 was $1,563,031.59. The purchase price for the Shares in Trust C was $118,341.50.

     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners, or money generated and held by Milfam I L.P. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. is $2,350,000.00. The $2,350,000.00 number set forth in the immediately preceding sentence does not include the consideration that was paid by Milfam I L.P. in connection with the transaction that occurred on January 19, 2007 and more specifically described below whereby Milfam I L.P. paid the Company $3,250,000.00 to receive (i) a promissory note in the original principal amount of $3,250,000.00 and (ii) 537,500 Shares. The purchase price for the Shares Mr. Miller was deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. was $265,850.03.

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                                                                     Page 4 of 7


     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,320,443.00. The $1,320,443.00 number set forth in the immediately preceding sentence does not include the consideration that was paid by Mr. Miller in connection with the transaction that occurred on January 19, 2007 and more specifically described below whereby Mr. Miller paid the Company $3,250,000.00 to receive (i) a promissory note in the original principal amount of $3,250,000.00 and (ii) 537,500 Shares."

     Item 4.  Purpose of the Transaction

     Item 4 of the Statement is hereby amended by adding the following at the end thereof:


     "As more specifically described in that certain Form 8-K filed by the Company on January 22, 2007, on January 19, 2007, the Company, PHS Group Inc., a wholly owned subsidiary of the Company, Lloyd I. Miller, III and Milfam I L.P. entered into a Securities Purchase Agreement (the "Securities Agreement"). A copy of the Securities Agreement is attached hereto as Exhibit 99.1. Pursuant to the Securities Agreement, Milfam I L.P. and Mr. Miller each received the following: (i) a secured promissory note issued by PHS Group Inc. in the original principal amount of $3,250,000.00 and (ii) 537,500 shares of the Company's unregistered common stock. Copies of the secured promissory notes are attached hereto respectively as Exhibit 99.2 and 99.3. The promissory notes issued by PHS Group Inc. accrue interest at an initial rate of 11.25% and are amortized over a ten year period with the maturity date occurring in five years on January 15, 2012. In consideration of issuance of the promissory notes and 1,075,000 shares of the Company's unregistered common stock, Mr. Miller and Milfam I L.P. each paid $3,250,000 to PHS Group Inc. and Mr. Miller also (upon mutual agreement with the Company) cancelled all outstanding warrants beneficially owned by Mr. Miller. Proceeds of the transaction were used by PHS Group Inc. to pay down higher interest debt owed to IIG Capital LLC and also for general working capital purposes. Subsequent to the transaction, Mr. Miller's beneficial ownership of the Company's common stock increased from 25.8% to 32.4% resulting in a material change to the beneficial ownership of Mr. Miller.

     In connection with the Securities Agreement, Miller and Milfam I L.P. also entered into a Security, Pledge and Guaranty Agreement, dated as of January 19, 2007, with the Company, PHS Group Inc., Gran Reserve Corporation, Dealbynet.com Inc., Quality Food Brands, Inc., NYCE North America Inc., and Net Cigar.Com Inc. (the "Security and Guaranty Agreement"). A copy of the Security and Guaranty Agreement is attached hereto as Exhibit 99.4. The Security and Guaranty Agreement was entered into to provide security to Miller and Milfam I L.P. for the payment and performance of the obligations of PHS Group Inc. owed to Miller and Milfam I L.P. under the promissory notes.

     As Mr. Miller is a director of the Company, the terms and conditions of this transaction were negotiated between the parties at arm's length and all parties were represented by independent professional advisors in evaluating the terms of the transaction. The material terms and conditions and the fact that the transaction was a related party transaction was fully disclosed to the board of directors of the Company and to an independent Audit Committee of the Company and such persons using their reasonable business judgment determined that such transaction was in the best interest of the shareholders of the Company.

     Except as described above in this Item 4 and herein and in engaging in matters as a member of the board of directors, Mr. Miller does not have any specific plans or proposals that relate to or would result

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                                                                     Page 5 of 7


in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D."

     Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     "(a) Mr. Miller beneficially owns 2,451,472 Shares which is 32.4% of the 7,559,275 outstanding Shares. The amount of outstanding Shares represents information provided to the reporting person by the Company and also includes the 1,075,000 Shares which Mr. Miller beneficially acquired pursuant to the Securities Agreement.

     As of the date hereof, 404,272 of such beneficially owned Shares are owned of record by Trust A-4; 15,952 of such beneficially owned Shares are owned of record by Trust C; 1,139,500 of such beneficially owned Shares are owned of record by Milfam I L.P.; 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 805,848 of such beneficially owned Shares are owned of record by Mr. Miller directly; 20,000 of such beneficially owned Shares are owned of record by Trust A-2; and 20,000 of such beneficially owned Shares are owned of record by Trust A-3.

     (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trust A-4, Trust C, Trust A-2 and Trust A-3. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.


     (c) The following table details the transactions effected by Miller during the past sixty days:


                                 MILFAM I L.P.
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Date of Transaction      Number of Shares Purchased       Price Per Share
--------------------------------------------------------------------------------
January 19, 2007         537,500                          *
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                              LLOYD I. MILLER, III
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Date of Transaction      Number of Shares Purchased       Price Per Share
--------------------------------------------------------------------------------
January 19, 2007         537,500                          **
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                                   TRUST A-4
--------------------------------------------------------------------------------
Date of Transaction      Number of Warrants Cancelled     Price Per Share
--------------------------------------------------------------------------------
January 19, 2007         31,250                           ***
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     * These shares were beneficially acquired by Mr. Miller pursuant to the
Securities Agreement, in which Milfam I L.P. purchased a $3,250,000 promissory note from PHS and 537,500 shares of unregistered common stock from the company for a purchase price of $3,250,000.00.

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                                                                     Page 6 of 7


     ** These shares were beneficially acquired by Mr. Miller pursuant to the Securities Agreement, in which Mr. Miller purchased a $3,250,000 promissory note from PHS and 537,500 shares of unregistered common stock from the company for an aggregate purchase price of $3,250,000.00.

     *** Pursuant to the Securities Agreement, the warrant was cancelled by mutual agreement of Mr. Miller and the company.

     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.


     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         ---------------------------

     Securities Agreement: As more specifically described in Item 4, on January 19, 2007, Mr. Miller and Milfam I L.P. entered into the Securities Agreement whereby both Mr. Miller and Milfam I L.P. each received (i) promissory notes issued by PHS Group Inc. in the original principal amount of $3,250,000 and (ii) 537,500 shares of the Company's unregistered common stock.

Item 7.  Materials to be Filed as Exhibits:
         ----------------------------------

   99.1 Securities Purchase Agreement, dated as of January 19, 2007, by and among, Synergy Brands Inc., PHS Group Inc., Lloyd I. Miller, III and Milfam I L.P. (Filed as Exhibit 10 to Form 8-K filed by the Company with the SEC on January 22, 2007 and incorporated herein by reference).


   99.2 Secured Promissory Note, in the original principal amount of $3,250,000 issued by PHS Group Inc. to Lloyd I. Miller, III (Filed as Exhibit 10.2 to Form 8-K filed by the Company with the SEC on January 22, 2007 and incorporated herein by reference).

   99.3 Secured Promissory Note, in the original principal amount of $3,250,000 issued by PHS Group Inc. to Milfam I L.P. (Filed as Exhibit 10.3 to Form 8-K filed by the Company with the SEC on January 22, 2007 and incorporated herein by reference).

   99.4 Security, Pledge and Guaranty Agreement, dated as of January 19, 2007, by and among Synergy Brands Inc., PHS Group Inc., SYBR.com Inc., Gran Reserve Corporation, Dealbynet.com Inc., Quality Food Brands, Inc., NYCE North America Inc., Net Cigar.Com Inc., Lloyd I. Miller, III and Milfam I L.P. (Filed as Exhibit 10.1 to Form 8-K filed by the Company with the SEC on January 22, 2007 and incorporated herein by reference).






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                                                                     Page 7 of 7


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 25, 2007
                                              /s/ Lloyd I. Miller, III
                                              ---------------------------
                                                  Lloyd I. Miller, III